UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	1-15957
CUSIP NUMBER:	14067D508

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Capstone Green Energy Corporation
Full Name of Registrant

Capstone Turbine Corporation
Former Name if Applicable

16640 Stagg Street
Address of Principal Executive Office (Street and Number)

Van Nuys, California 91406
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Capstone Green Energy Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”), without unreasonable effort and expense. The Company needs additional time because the Company still in the process of compiling information necessary to complete both the Quarterly Report and the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2023 (the “Annual Report”), and Marcum LLP (“Marcum”), the Company’s independent registered public accounting firm, requires additional time to complete its audit of the consolidated financial statements as of and for the year ended March 31, 2023 to be incorporated in the Annual Report, and will need additional time to review the consolidated financial statements as of and for the year ended March 31, 2023 to be included in the Quarterly Report, once the Company has completed their preparation.  The delays are attributable in large part to the ongoing review and investigations by the Audit Committee of financial reporting and other matters.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include statements regarding the completion of activities necessary to permit such filing within the applicable extension period, including the Audit Committee’s review of certain matters. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, the matters being reviewed by the Company’s Audit Committee and the outcome of the Audit Committee’s review thereof, the Company’s ability to continue as a going concern, the success of actions intended to address the Company’s situation with the holder of its senior secures notes, financial statement adjustments resulting from the completion by Marcum of its procedures in respect of the financial statements to be included in the Quarterly Report and Annual Report, and the impact of the Company’s inability to timely file the Annual Report or the Quarterly Report, including the potential adverse effect on trading in the Company’s stock and on the Company’s ability to raise capital,  including because the Company has lost its eligibility to use or file a new shelf registration statement on Form S-3 until the Company has timely filed its periodic reports with the SEC for a period of 12 months (and otherwise satisfies the Form S-3 eligibility requirements). Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John J. Juric	818	734-5300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due in large part to the fact that the Company has not yet completed its procedures with respect to the Annual Report, the Company is currently unable to report a reasonable estimate of results with respect of its quarter ended June 30, 2023.

Capstone Green Energy Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Robert C. Flexon
Name: Robert C. Flexon
Title: Executive Chairman